SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                               (Amendment No. 17)*

                    Under the Securities Exchange Act of 1934


                           TITANIUM METALS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   888339 10 8
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 21, 2003
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Tremont LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and AF

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,261,850
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,261,850

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,261,850

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,261,850
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,261,850

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,261,850

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,261,850
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,261,850

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,261,850

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,261,850
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,261,850

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,261,850

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,261,850
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,261,850

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,261,850

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,261,850
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,261,850

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,261,850

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,261,850
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,261,850

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,261,850

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,261,850
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,261,850

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,261,850

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,355,580
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,355,580

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,355,580

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      41.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,261,850
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,261,850

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,261,850

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,548,370
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,548,370

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,548,370

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      48.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,777,560
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,777,560

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 17
                                 TO SCHEDULE 13D

         This amended statement on Schedule 13D (collectively, this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Titanium Metals Corporation, a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

         Item 2 is amended and restated as follows:

         (a) The following entities or person are filing this Statement (collectively, the "Reporting Persons"):

                  (i) Tremont LLC and The Combined Master Retirement Trust (the "CMRT") as direct holders of Shares;

                  (ii)  Valhi,  Inc.  ("Valhi"),   Valhi  Group,  Inc.  ("VGI"),
         National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran") and the Harold Simmons Foundation, Inc. (the "Foundation") by virtue of their direct and indirect ownership of securities of Tremont LLC (as described below in this Statement); and

                  (iii) Harold C. Simmons by virtue of his positions with Contran and certain of the other entities (as described in this Statement).

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         Tremont LLC and the CMRT are the direct holders of approximately 39.7% and 9.0%, respectively, of the 3,180,194 Shares outstanding as of February 26, 2003 according to information provided by the Company (the "Outstanding Shares"). Tremont LLC may be deemed to control the Company.

         Harold C. Simmons' spouse, by virtue of her direct ownership of 1,000,000 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities of the TIMET Capital Trust 1 (the "BUCs") that are convertible into 133,900 Shares (which is equivalent to a conversion price of approximately $373 per Share), indirectly holds approximately 4.0% of the outstanding Shares, assuming the full conversion of only the BUCs she directly holds.

         In addition to Shares Tremont LLC directly holds that Contran may be deemed to indirectly own, Contran, by virtue of its direct ownership of 700,000 BUCs that are convertible into 93,730 Shares (which is equivalent to a conversion price of approximately $373 per Share), indirectly holds approximately 2.9% of the outstanding Shares, assuming the full conversion of only the BUCs Contran directly holds.

         Valhi is the direct holder of 100% of the outstanding membership interests of Tremont LLC and may be deemed to control Tremont LLC. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 77.6%, 9.1%, 2.4%, 1.3%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The CMRT directly holds approximately 9.0% of the Outstanding Shares and 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

         The Foundation directly holds approximately 1.3% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

         The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

         Valmont Insurance Company ("Valmont"), NL Industries, Inc. ("NL") and a subsidiary of NL directly own 1,000,000 shares, 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Valhi and Tremont LLC are the direct holders of 63.2% and 21.4%, respectively, of the outstanding common stock of NL. Together Valhi and Tremont LLC may be deemed to control NL. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont, NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this report such shares are not deemed outstanding.

         Mr. Harold C. Simmons is chairman of the board of Tremont LLC, NL, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

         By virtue of the offices held, the stock ownership and his services as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

         Harold C. Simmons may be deemed to share indirect beneficial ownership of the 1,000,000 BUCs (which are convertible into 133,900 Shares) that his spouse directly holds. Mr. Simmons disclaims all such beneficial ownership.

         The Annette Simmons Grandchildren's Trust (the "AS Grandchildren's Trust") is the direct holder of 1,560 Shares. Harold C. Simmons and his spouse are co-trustees of the AS Grandchildren's Trust. The beneficiaries of the AS Grandchildren's Trust are the grandchildren of Mr. Simmons' spouse. Mr. Simmons, as co-trustee of the Trust, has the power to vote and direct the disposition of the Shares the AS Grandchildren's Trust holds. Mr. Simmons disclaims beneficial ownership of any Shares that the AS Grandchildren's Trust holds.

         (b) The principal offices of Tremont LLC, Valhi, VGI, National, NOA, Dixie Holding, Contran, the CMRT and the Foundation are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The principal office of Dixie Rice is located at 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal office of Southwest is located at 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

         (c) Tremont LLC is principally engaged through the Company in the production of titanium metal products, through NL in the production of titanium dioxide pigments and through other companies in real estate development.

         In addition to activities engaged in through Tremont LLC, the Company and NL, Valhi is engaged through other companies in the ergonomic computer support systems, precision ball bearing slides, security products and waste management industries.

         In addition to activities engaged in through Valhi and the other companies they may be deemed to control, as described above, and in addition to holding the securities described above, (i) VGI is engaged in holding notes receivable; (ii) National is engaged in holding notes receivable and, directly or through other companies, in real estate, oil and gas activities and the rental and sales of compressors and related products; (iii) Dixie Holding is engaged in holding preferred stock of Contran; (iv) NOA is engaged in holding real estate and notes receivable; (v) Dixie Rice is engaged in land management, agriculture and oil and gas activities; (vi) Southwest is engaged in land management, agriculture and oil and gas activities; and (vii) Contran is engaged through other companies in the production of, among other things, steel rod, wire and wire products.

         The CMRT is a trust Valhi formed to permit the collective investment by trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. The employee benefit plans the trusts participating in the CMRT fund are subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended.

         The Foundation is a tax-exempt foundation organized for charitable purposes.

         (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   Contran,   Dixie   Holding,   National  and  Valhi  are  Delaware
corporations. Tremont LLC is a Delaware limited liability company. VGI is a Nevada corporation. NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended as follows:

         The total amount of funds Tremont Corporation, a predecessor of Tremont LLC (as described in Item 4), used to acquire the Shares purchased by it as reported in Item 5(c) was $669,987.00 (including commissions). Such funds were provided by Tremont Corporation's cash on hand.

         The Reporting Persons understand that the total amount of funds the AS Grandchildren's Trust used to acquire the Shares purchased by it as reported in
Item 5(c) was $29,910.51 (including commissions). Such funds were provided by the AS Grandchildren's Trust's cash on hand.

         The Reporting Persons understand that the total amount of funds Harold Simmons' spouse used to acquire the BUCs she purchased as reported in Item 5(c) was $1,505,000.00 (including commissions), and that such funds were provided by her cash on hand.

         The total amount of funds Contran used to acquire the BUCs Contran purchased as reported in Item 5(c) was $10,535,000.00 (including commissions), and that such funds were provided by Contran's cash on hand.

         Except as otherwise previously disclosed under this Item 3, the Reporting Persons understand that the funds used by each person named in Schedule B to this Statement to acquire Shares were from such person's personal funds.

Item 4.  Purpose of Transaction

         No change to Item 4 except for the addition of the following:

         Tremont LLC and Contran purchased Shares or BUCs, as applicable, for investment purposes. The Reporting Persons understand that Harold C. Simmons' spouse and the AS Grandchildren's Trust purchased Shares or BUCs, as applicable, for investment purposes.

         On February 7, 2003, a wholly owned subsidiary of Valhi merged (the "TGI Merger") with and into Tremont Group, Inc. ("TGI"), with TGI surviving as a wholly owned subsidiary of Valhi. The description of the TGI Merger contained in this Statement is qualified in its entirety by reference to the Agreement and Plan of Merger dated as of November 4, 2002 among Valhi, TGI and Valhi Acquisition Corp. II filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q of Valhi. for the quarter ended September 30, 2002, which exhibit is incorporated herein by reference.

         Promptly after the TGI Merger, another wholly owned subsidiary of Valhi merged (the "Tremont Merger") with and into Tremont Corporation with Tremont Corporation surviving as a wholly owned subsidiary of Valhi. Pursuant to the Tremont Merger, each former stockholder of Tremont Corporation, other than Valhi and TGI, received 3.4 shares of Valhi common stock for each outstanding share of Tremont Corporation common stock held by such stockholder immediately prior to the Tremont Merger, and cash in lieu of any fractional shares of Valhi common stock to which the former Tremont Corporation stockholder would otherwise have been entitled. Shares of Tremont Corporation common stock held directly by Valhi and TGI prior to the Tremont Merger were canceled in the Tremont Merger. The description of the Tremont Merger contained in this Statement is qualified in its entirety by reference to the Agreement and Plan of Merger (Restated to include Amendment No. 1 thereto) by and among Valhi, Valhi Acquisition Corp. and Tremont Corporation set forth in Appendix A to the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 (Reg. No. 333-101244) filed by Valhi on January 8, 2003 (the "Registration Statement") with the Securities and Exchange Commission, which Appendix A is incorporated herein by reference.

         Promptly after the Tremont Merger, TGI and Tremont Corporation merged (collectively with the TGI Merger and the Tremont Merger, the "Mergers") with and into Tremont LLC, with Tremont LLC surviving as a wholly owned limited liability company of Valhi.

         Pursuant to the TGI Merger, Valhi issued 3,495,200 shares of Valhi common stock to NL, which was the only stockholder of TGI other than Valhi. The number of shares of Valhi common stock issued to NL in the TGI Merger was equal to NL's 20% pro rata interest in the 5,141,421 shares of Tremont Corporation common stock owned by TGI, adjusted for the same 3.4 exchange ratio in the Tremont Merger. Additionally, pursuant to the Tremont Merger, Valhi issued 27,767 shares of Valhi common stock to NL, plus cash in lieu of a fractional share, in exchange for the 8,167 shares of Tremont Corporation common stock NL directly owned prior to the Tremont Merger.

         Immediately after the Mergers, NL directly and indirectly owned 4,709,167 shares of Valhi common stock as a result of the issuance to NL of 3,522,967 shares of Valhi common stock in the TGI and Tremont Mergers in addition to the 1,186,200 shares of Valhi common stock owned by a subsidiary of NL prior to the Mergers.

         Effective 5:00 p.m. Eastern Standard Time on February 14, 2003, the Company effected a 1-for-10 reverse stock split of the Shares (the "Reverse Stock Split"). No fractional Shares were issued in the Reverse Stock Split and each record holder of pre-split Shares that would otherwise have been entitled to receive fractional post-split Shares will receive cash in lieu of such fractional post-split Share based on $1.90 per post-split Share, which is the proportionate average of the closing sales prices of the pre-split Shares for the ten trading days prior to February 14, 2003. Except as otherwise specifically indicated, all Share information reported in this Statement has been adjusted to reflect the Reverse Stock Split.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Company's equity securities in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and cash needs, stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Company equity securities, and any of the Reporting Persons, or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of Company equity securities held by such entity or person, or cease buying or selling Company equity securities. Any such additional purchases or sales of Company equity securities may be in open market or privately negotiated transactions or otherwise.

         As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

         The information included in Item 6 of this Statement is incorporated herein by reference.

         The Reporting Persons understand that prior purchases of the Company's equity securities by each of the persons named in Schedule B to this Statement were made for such person's personal investment.

         Certain of the persons named in Schedule B to this Statement, namely Glenn R. Simmons and Steven L. Watson, are directors of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

         Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to the this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended as follows:

         No change except for the addition of the following:

         (a) Tremont LLC, the CMRT and the AS Grandchildren's Trust are the direct holders of 1,261,850, 286,520 Shares and 1,560 Shares, respectively. Harold Simmons' spouse and Contran are the direct holders of 1,000,000 BUCs and 700,000 BUCs, respectively, which are convertible into 133,900 Shares and 93,730 Shares, respectively.

         By  virtue  of  the  relationships  described  under  Item  2  of  this
Statement:

                  (1) Tremont LLC, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and the Foundation may each be deemed to be the beneficial owner of the 1,261,850 Shares (approximately 39.7% of the Outstanding Shares) that Tremont LLC holds directly;

                  (2) Contran may be deemed to be the beneficial owner of the 1,261,850 Shares that Tremont LLC holds directly and the Shares Contran may acquire upon conversion of the 700,000 BUCs that Contran holds directly (in the aggregate 1,355,580 Shares, or approximately 41.4% of the outstanding Shares assuming the full conversion of only Contran's
         BUCs);

                  (3) The CMRT may be deemed to be the beneficial owner of the 1,548,370 Shares (approximately 48.7% of the Outstanding Shares) that Tremont LLC and the CMRT hold directly; and

                  (4) Harold C. Simmons may be deemed to be the beneficial owner of the 1,549,930 Shares that Tremont LLC, the CMRT and the AS Grandchildren's Trust hold directly and the Shares his spouse and Contran may acquire upon conversion of the 1,700,000 BUCs that they hold directly (in the aggregate 1,777,560 Shares, or approximately 52.2% of the outstanding Shares assuming the full conversion of only the BUCs his spouse and Contran directly hold).

         Mr. Simmons disclaims beneficial ownership of all Company equity securities.

         (b) By virtue of the relationships described in Item 2:

                  (1) Tremont LLC, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and the Foundation may each be deemed to share the power to vote and direct the disposition of the 1,261,850 Shares (approximately 39.7% of the Outstanding Shares) that Tremont LLC holds directly;

                  (2) Contran may be deemed to share the power to vote and direct the disposition of the 1,261,850 Shares that Tremont LLC holds directly and the Shares Contran may acquire upon conversion of the 700,000 BUCs that Contran holds directly (in the aggregate 1,355,580 Shares, or approximately 41.4% of the outstanding Shares assuming the full conversion of only Contran's BUCs).

                  (3) The CMRT may be deemed to share the power to vote and direct the disposition of the 1,548,370 Shares (approximately 48.7% of the Outstanding Shares) that Tremont LLC and the CMRT hold directly; and

                  (4) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 1,549,930 Shares that Tremont LLC, the CMRT and the AS Grandchildren's Trust hold directly and the Shares his spouse and Contran may acquire upon conversion of the 1,700,000 BUCs that they hold directly (in the aggregate 1,777,560 Shares, or approximately 52.2% of the outstanding Shares assuming the full conversion of only the BUCs his spouse and Contran directly hold).

         (c) The table below sets forth purchases of Shares or BUCs, as applicable, by the Reporting Persons, Harold C. Simmons' spouse and the AS Grandchildren's Trust since December 23, 2002, sixty days prior to the date that requires the filing of this Statement. All purchases were executed on the New York Stock Exchange. All purchases of Shares in the following table occurred prior to the Reverse Stock Split and are reported in pre-split amounts.

                                                                                                Approximate Purchase
                                                                 Type of                        Price Per Security
                                                                 Company           Number           (exclusive of
                  Purchaser                      Date           Security       of Securities        commissions)
          -------------------------            --------         --------       -------------    ---------------------
Tremont Corporation..........................  12/23/02         Shares                 28,800          $1.9800
Tremont Corporation..........................  12/23/02         Shares                 10,000          $1.9400
Tremont Corporation..........................  12/23/02         Shares                  9,500          $1.9300
Tremont Corporation..........................  12/23/02         Shares                 28,100          $1.9500
Tremont Corporation..........................  12/23/02         Shares                  2,000          $1.9600
Tremont Corporation..........................  12/23/02         Shares                  5,700          $1.9700
Tremont Corporation..........................  12/23/02         Shares                  8,300          $1.9000
Tremont Corporation..........................  12/23/02         Shares                  2,800          $1.8900
Tremont Corporation..........................  12/23/02         Shares                    200          $1.8000
Tremont Corporation..........................  12/23/02         Shares                  1,200          $1.7700
Tremont Corporation..........................  12/23/02         Shares                    500          $1.7900
Tremont Corporation..........................  12/24/02         Shares                    200          $1.9800
Tremont Corporation..........................  12/24/02         Shares                  5,300          $1.9900
Tremont Corporation..........................  12/24/02         Shares                 95,700          $2.0000
Tremont Corporation..........................  12/26/02         Shares                    800          $2.0600
Tremont Corporation..........................  12/26/02         Shares                  1,000          $2.0800
Tremont Corporation..........................  12/26/02         Shares                  5,200          $2.1000
Tremont Corporation..........................  12/26/02         Shares                  2,800          $2.1500
Tremont Corporation..........................  12/27/02         Shares                  3,500          $2.1400
Tremont Corporation..........................  12/31/02         Shares                 20,000          $1.8900
Tremont Corporation..........................  12/31/02         Shares                 12,900          $1.8700
Tremont Corporation..........................  12/31/02         Shares                  6,800          $1.9500
Tremont Corporation..........................  12/31/02         Shares                 13,200          $1.9400
Tremont Corporation..........................  01/09/03         Shares                 10,000          $1.8500
Tremont Corporation..........................  01/09/03         Shares                  1,700          $1.8800
Tremont Corporation..........................  01/10/02         Shares                  9,000          $1.8500
Tremont Corporation..........................  01/10/02         Shares                  1,000          $1.8000
Tremont Corporation..........................  01/29/03         Shares                  7,100          $1.5600
Tremont Corporation..........................  01/29/03         Shares                 10,000          $1.5800
Tremont Corporation..........................  01/31/03         Shares                  4,400          $1.8600
Tremont Corporation..........................  02/03/03         Shares                  5,000          $1.8100
Tremont Corporation..........................  02/04/03         Shares                    100          $1.8200
Tremont Corporation..........................  02/04/03         Shares                  2,000          $1.8400
Tremont Corporation..........................  02/04/03         Shares                  3,200          $1.8900
Tremont Corporation..........................  02/05/03         Shares                  5,000          $1.8800
Tremont Corporation..........................  02/05/03         Shares                  5,000          $1.8900
Tremont Corporation..........................  02/06/03         Shares                    500          $1.8200
Tremont Corporation..........................  02/06/03         Shares                 10,000          $1.8700
AS Grandchildren's Trust.....................  02/14/03         Shares                 15,600          $1.8671
Contran....................................... 02/21/03         BUCs                  700,000         $15.0000
Harold C. Simmons' Spouse                      02/21/03         BUCs                  100,000         $15.0000

         (d) Each of Tremont LLC, the CMRT, Harold C. Simmons' spouse, Contran and the AS Grandchildren's Trust has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Company equity securities held by such entity or person.

         (e) On February 7, 2003, TGI and Tremont Corporation merged with and into Tremont LLC. See the descriptions of the Mergers in Item 4 to this Statement, which is incorporated herein by reference. As a result of the TGI Merger, NL ceased to own beneficially any Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is amended as follows:

         The information included in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

         Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

         Item 7 is amended and restated in its entirety as follows:

Exhibit 1 Agreement and Plan of Merger dated November 4, 2002 among Valhi, Inc., Valhi Acquisition Corp. and Tremont Corporation, as amended (incorporated by reference to Appendix A to the Registration Statement on Form S-4 (Reg. No. 333-101244) filed by Valhi, Inc. with the Securities and Exchange Commission on November 15, 2002).

Exhibit 2 Agreement and Plan of Merger dated as of November 4, 2002 among Valhi, Inc., Tremont Group, Inc. and Valhi Acquisition Corp. II (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Valhi, Inc. for the quarter ended September 30, 2002).

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 3, 2003




                                                          /s/ Harold C. Simmons
                                                          ----------------------
                                                          Harold C. Simmons
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 3, 2003




                                                          /s/ Steven L. Watson
                                                          ----------------------
                                                          Steven L. Watson
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee for THE COMBINED MASTER RETIREMENT TRUST.


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT LLC
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B

         Schedule B is hereby amended and restated as follows:

         The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

           Name                            Present Principal Occupation
------------------------------      --------------------------------------------

Eugene K. Anderson                  Vice  president of Contran,  Dixie  Holding,
                                    Dixie  Rice,   National,   NOA,   Southwest,
                                    Tremont   LLC,   a  wholly   owned   limited
                                    liability  company of Valhi,  Valhi and VGI;
                                    and treasurer of the Foundation.

Thomas E. Barry (1)                 Vice  president  for  executive  affairs  at
                                    Southern Methodist University and professor of marketing in the Edwin L. Cox School of Business at Southern Methodist University;
                                    and a director of Valhi.

Norman S. Edelcup (2)               Senior vice president  business  development
                                    of Florida Savings Bancorp; director of Valhi; and trustee of the Baron Funds, a mutual fund group.

Lisa Simmons Epstein                Director and president of the Foundation.

Robert D. Graham                    Vice  president of Contran,  Dixie  Holding,
                                    Dixie  Rice,   National,   NOA,   Southwest,
                                    Tremont LLC, Valhi and VGI.

Edward J. Hardin (3)                Partner  of the law firm of  Rogers & Hardin
                                    LLP; and a director of Valhi.

J. Mark Hollingsworth               Vice   president  and  general   counsel  of
                                    Contran,    Dixie   Holding,   Dixie   Rice,
                                    National, NOA, Southwest, Tremont LLC, Valhi
                                    and VGI;  general counsel of the Foundation;
                                    general counsel of CompX International Inc.,
                                    an  affiliate  of Valhi  ("CompX");  general
                                    counsel of The  Combined  Master  Retirement
                                    Trust,  a trust  Valhi  formed to permit the
                                    collective   investment   by   trusts   that
                                    maintain  the  assets  of  certain  employee
                                    benefit  plans Valhi and  related  companies
                                    adopt  (the  "CMRT");   and  acting  general
                                    counsel of Keystone Consolidated Industries,
                                    Inc. ("Keystone"), an affiliate of Contran.

Keith A. Johnson                    Controller of the Foundation.

William J. Lindquist                Director   and  senior  vice   president  of
                                    Contran,  Dixie  Holding,   National,   NOA,
                                    Tremont LLC and VGI; senior vice president of Dixie Rice, Southwest and Valhi.

A. Andrew R. Louis                  Secretary of Contran,  CompX, Dixie Holding,
                                    Dixie  Rice,   National,   NOA,   Southwest,
                                    Tremont LLC, Valhi and VGI.

Kelly D. Luttmer                    Tax  director  of  Contran,   CompX,   Dixie
                                    Holding,   Dixie   Rice,   National,    NOA,
                                    Southwest, Tremont LLC, VGI and Valhi.

Andrew McCollam, Jr. (4)            President   and   director   of   Southwest;
                                    director  of  Dixie  Rice;   and  a  private
                                    investor.

Harold M. Mire (5)                  Vice president of Dixie Rice and Southwest.

Bobby D. O'Brien                    Vice  president  and  treasurer  of Contran,
                                    Dixie Rice,  Southwest and Tremont LLC; vice
                                    president,   chief  financial   officer  and
                                    treasurer  of  Valhi;  and  director,   vice
                                    president and treasurer of Dixie Holding, National, NOA and VGI.

Glenn R. Simmons                    Vice chairman of the board of Contran, Dixie
                                    Holding,  National,  NOA, Tremont LLC, Valhi
                                    and VGI;  chairman of the board of CompX and
                                    Keystone;   director  and   executive   vice
                                    president  of  Southwest   and  Dixie  Rice;
                                    director of NL Industries, Inc. ("NL"); and a director of Titanium Metals Corporation, an affiliate of Valhi (the "Company").

Harold C. Simmons                   Chairman  of the  board  of  Contran,  Dixie
                                    Holding,   Dixie   Rice,   the   Foundation,
                                    National,  NL, NOA, Southwest,  Tremont LLC,
                                    Valhi and VGI; and trustee and member of the trust investment committee of the CMRT.

Richard A. Smith (5)                Vice president of Dixie Rice.

Gregory M. Swalwell                 Vice  president  and  controller of Contran,
                                    Dixie Holding,  National,  NOA, Tremont LLC,
                                    Valhi and VGI; vice president of Dixie Rice and Southwest.

J. Walter Tucker, Jr. (6)           President,   treasurer  and  a  director  of
                                    Tucker & Branham,  Inc., a mortgage banking,
                                    insurance  and  real  estate  company;  vice
                                    chairman  of  the  board  of   Keystone;   a
                                    director of Valhi; and a member of the trust investment committee of the CMRT.

Steven L. Watson                    Director  and  president  of Contran,  Dixie
                                    Holding,  Dixie Rice, National, NOA and VGI;
                                    director,   president  and  chief  executive
                                    officer of Valhi; director and executive vice president of Southwest; director, vice president and secretary of the Foundation;
                                    president of Tremont LLC; and a director of CompX, NL, Keystone and the Company.

----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(3) The principal business address for Mr. Hardin is 229 Peachtree Street, N.E., Suite 2700, Atlanta, Georgia 30303.

(4) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(5) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(6) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

                                   SCHEDULE C

         Schedule C is hereby amended and restated as follows:

         Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own shares ("Shares") of the common stock, par value $0.01 per share, of Titanium Metals Corporation, a Delaware corporation, as outlined below. All Share information reported in the following table has been adjusted to reflect the 1-for-10 reverse stock split of the Shares (and cash in lieu of fractional shares) effective 5:00 p.m. Eastern Standard Time on February 14, 2003.

                                                              Shares                Options
       Name                                                    Held                 Held (1)                  Total
--------------------------                                  -----------            -----------             -----------
Eugene K. Anderson                                                -0-                   -0-                    -0-

Thomas E. Barry                                                   -0-                   -0-                    -0-

Norman S. Edelcup                                                 -0-                   -0-                    -0-

Lisa Simmons Epstein                                              -0-                   -0-                    -0-

Robert D. Graham                                                  -0-                   -0-                    -0-

Edward J. Hardin                                                  -0-                   -0-                    -0-

J. Mark Hollingsworth                                             -0-                   -0-                    -0-

Keith A. Johnson                                                  350                   -0-                    350

William J. Lindquist                                              -0-                   -0-                    -0-

A. Andrew R. Louis                                                -0-                   -0-                    -0-

Kelly D. Luttmer                                                   10                   -0-                     10

Andrew McCollam, Jr.                                              -0-                   -0-                    -0-

Harold M. Mire                                                    -0-                   -0-                    -0-

Bobby D. O'Brien                                                  -0-                   -0-                    -0-

Glenn R. Simmons                                                  800                   500                  1,300

Harold C. Simmons (4)                                             -0-                   -0-                    -0-

Richard A. Smith                                                  -0-                   -0-                    -0-

Gregory M. Swalwell                                               -0-                   -0-                    -0-

J. Walter Tucker, Jr.                                             -0-                   -0-                    -0-

Steven L. Watson                                                1,050                 1,000                  2,050

----------

(1) Represents Shares issuable pursuant to the exercise of stock options within 60 days of the date of this Statement.

(2) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares.